

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th ... :red Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2! ... !, URL : http : // www.jasmine.com ทะเบียนเลขที่ ...257



06010141

January 5, 2006

JAN 12 2006
THOMSON
FINANCIAL

SUPPL

RECEIVED
2006 JAN 11 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Report on the utilization of funds from capital increase as at 30 June 2005 (ADMS 60/05)
   Date : July 8, 2005

2. Title : Report on names of member of the Audit Committee (ADMS 61/05)
   Date : August 11, 2005

3. Title : Jasmine International Public Company Limited submits its reviewed quarterly financial statements (ADMS 62/05)
   Date : August 11, 2005

4. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 64/05)
   Date : August 18, 2005

5. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 66/05)
   Date : September 7, 2005

6. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 67/05)
   Date : September 16, 2005

7. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 69/05)
   Date : October 3, 2005

8. Title : JAS disposed shares held in its subsidiary (ADMS 72/05)
   Date : October 10, 2005

9. Title : Additional information on disposal of asset which JAS held in its subsidiary (ADMS 73/05)
   Date : October 11, 2005

10. Title : JAS's subsidiaries set up new company (ADMS 75/05)
    Date : November 11, 2005

11. Title : Jasmine International Public Company Limited submits its reviewed quarterly financial statements (ADMS 76/05)
    Date : November 11, 2005

12. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 78/05)
    Date : November 21, 2005

13. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 80/05)
    Date : December 7, 2005

14. Title : An acquisition of assets of JAS' subsidiary (ADMS 81/05)
    Date : December 8, 2005

15. Title : 2006 Public Holidays of Jasmine International Public Company Limited (ADMS 82/05)
    Date : December 14, 2005

16. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 83/05)
    Date : December 16, 2005

17. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 01/06)
    Date : January 4, 2006

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3080; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ____________________
Name : Mr. Vorasak Pittawong
Title : Senior Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http :// www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 01/06

4 January, 2006

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 December 2005, the holders of JAS-W2 can notify their intention to exercise during 16-29 December 2005 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

- No warrant holder exercises his right -

After this conversion, there are 5,035,417,950 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion at Baht 8,319,877,163.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

RECEIVED
2006 JAN 11 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 83/05

16 December, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 December 2005. The exercise date is on 15 December 2005. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,203,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 December 2005, date to notify the intention to exercise is 1-14 December 2005. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	11,888,469**
	2	12,985,008
	3	18,965,130
2	1	4,994,620**
	2	6,809,930**
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950**
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

** *ESOP which the last exercise date is on 15 December 2005.*

Therefore, the Company will have a paid-up capital 8,319,877,163.- Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited


บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 82/05

14 December 2005

Subject : 2006 Public Holidays of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform public holidays in 2006 as follows:-

1.	Monday	2	January	Substitution for New Year's Eve
2.	Tuesday	3	January	Substitution for New Year's Day
3.	Monday	13	February	Makha Bucha Day
4.	Thursday	6	April	Chakri Day
5.	Thursday	13	April	Songkran Day
6.	Friday	14	April	Songkran Day
7.	Wednesday	19	April	Senator Vote Day (Special occasion)
8.	Monday	1	May	National Labor Day
9.	Friday	5	May	Coronation Day
10.	Friday	12	May	Visakha Bucha Day
11.	Tuesday	11	July	Buddhist lent Day
12.	Monday	14	August	Substitution for H.M.The Queen's Birthday
13.	Monday	23	October	Chulalongkorn Day
14.	Tuesday	5	December	H.M.The King's Birthday
15.	Monday	11	December	Substitution for Constitution Day

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 81/05

8 December 2005

Subject : An acquisition of assets of JAS' subsidiary.
To : The President of the Stock Exchange of Thailand
Reference : JAS' letter ref. ADMS 72/05 dated 10 October 2005

As Jasmine Telecom Systems Public Company Limited ("**JTS**") becomes a shareholder in Siam Teltech Computer Company Limited ("**STCC**"), holding 96.07% of the available shares details was shown in the referred letter, there are two minor shareholders of STCC showing their intentions to sell their shares at the total amount of 1.80% to JTS so a JTS board of directors' meeting No. 8/2005 held on 8 December 2005 passed the resolution to acquire the common shares of STCC from the two minor shareholders as follows:-

Name		Number of shares (shares)	Purchasing Price (Baht)
1. Mr.Dej	Kennedy	4,399	155.87
2. Mr.Joranin	Woodrow Corman	5,500	155.87
	Total	9,899 shares, total amount	1,542,957.13 Baht

The purchasing price is the same price as JTS bought STCC shares from JAS. Payment will be cash within 4th quarter of 2005.

The proportion of shares held in STCC by JTS will increase from 96.07% to be 97.87% after this transaction.

When considering the transaction size by net profit basis, the highest volume, it equals to 0.08%. The transaction size does not fall under the criteria, procedures and disclosure concerning acquisition/disposal of listed company's assets according to the announcement of the Stock Exchange of Thailand and connected transaction.

Please be informed accordingly.

Yours sincerely,

Signature __________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

RECEIVED
2005 JAN 11 A 10: 41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 80/05

December 7, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 16-29, 2005.
2. The Exercise Date is on December 30, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 78/05

November 21, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 1-14, 2005.
2. The Exercise Date is on December 15, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 76/05

November 11, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the third quarter of 2005, ending September 30, 2005. These financial statements have been

( ) approved by the Company's Executive Committee
( ) approved by the Company's Board of Directors
(✓) reviewed by the Company's Audit Committee at the meeting No. 4/2005 held on November 11, 2005.
(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 16/2005 held on November 11, 2005.

In addition, stated below is the report on the Company's operation results.

For the third quarter of 2005, the Company and its subsidiaries generated net profit in total 230 million Baht, increasing 107 million Baht or 87% comparing to the same period of the previous year. The reasons are as follows :-

1. The Company and its subsidiaries have total sales for 1,542 million Baht in this quarter, increasing 57 million Baht comparing to the same period of the previous year. The increase of sales came partly from the Subcontractor for installation solar home cell to up country project and the Customer Care & Billing System project.

2. The Company and its subsidiaries generated operating profit in total 339 million Baht which consisted of :-

2.1	Acumen Co., Ltd. and its subsidiaries	154	Million Baht
2.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	134	Million Baht
2.3	Jasmine Telecom Systems Public Company Limited	32	Million Baht
2.4	Others	19	Million Baht
	Total	339	Million Baht

3. The subsidiaries of the Company recorded 11 million Baht gain from exchange rate for the appreciation of Baht against US dollar.

4. The Company and its subsidiaries recorded 120 million Baht sharing loss from associated company, TT&T Public Company Limited.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

Reviewed
(In thousands)

	Ending 30 September			
	Quarter 3		For 9 Months	
Year	2005	2004	2005	2004
Net profit (loss)	230,471	122,888	625,253	537,297
EPS (baht)	0.028	0.015	0.075	0.07

Type of report:
Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________________
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 252

ADMS 75/05

11 November 2005

Subj. : JAS' subsidiaries set up new company.
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (**"JAS"**) would like to inform the resolutions of JAS' subsidiaries board of directors' meeting as the following:-

An Acumen Co., Ltd. (**"Acumen"**) board of directors' meeting No. 8/2005 held on 11 November 2005 and a Jasmine Submarine Telecommunications Co., Ltd. (**"JSTC"**) board of directors' meeting No. 4/2005 held on 11 November 2005 passed the resolutions to set up "Premium Assets Company Limited" ("**PA**") with its registered capital of 1,300 million Baht. Acumen will invest 699,999,930 Baht and holds approximately 53.85% of registered capital while JSTC will invest 600,000,000 Baht and holds approximately 46.15% of registered capital in PA. The registered capital will be paid within the 4th quarter of 2005. The objective to set up "PA" is to engage in real estate business of Jasmine International Tower, Chaengwatana Road, Nonthaburi.

Details of the investment are as follows:-

1. The date on which the transaction will occur :
   - An Acumen board of directors' resolution on meeting No. 8/2005 held on 11 November 2005 and
   - A JSTC board of directors' resolution on meeting No. 4/2005 held on 11 November 2005.

   (Acumen and JSTC are JAS' subsidiaries in which JAS holds 100% of the available shares in each company.)

2. Name of set up company :
   Premium Assets Company Limited

3. Nature of its business :
   To engage in real estate business such as selling, buying, leasing or managing real estate.

4. Objective of the establishment :
   To own and possess on real estates and land of Jasmine International Tower for benefit of the company's business.
   PA will purchase land including building on it as the following details:-
   A. The 17 certificates of title including building, assets and other stuffs on it (Jasmine International Tower), approximately 4 rai 3 ngan and 46 square wa. The certificates of title No. 19807-19822 and 12033 located at Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi province.
   B. The 3 certificates of title, approximately 8 rai 1 ngan and 87 square wa. The certificate of title No. 12034, 74549 and 74550 (next to the above mentioned land) located at Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi province.

   Total selling price is 1,200 million Baht which is the deal price with the sellers (this price is lower than the price appraised by the independent appraisal company.). PA will pay by cash received from the investment fund to set up the company within the 4th quarter of 2005.

Details of the parties involved are as follows:-

		Name	Relationship with listed company
Buyer	:	Premium Assets Company Limited	a subsidiary of Acumen and an associated company of JSTC
Seller	:	1. Kasikorn Bank Public Company Limited	- None -
		2. Thanachart Bank Public Company Limited	- None -
		3. GE Money Finance Public Company Limited	- None -
		4. V. Capital Fund	- None -
		5. Bankthai Public Company Limited	- None -
		6. Phethai Asset Management Co., Ltd.	- None -

5. Registered Capital :
   - Registered Capital : 1,300 million Baht divided into 130 million ordinary shares, par value Baht 10.- each.
   - Paid-up Capital : Partially paid at the amount of 1,235 million Baht within the 4th quarter of 2005

6. Total investment :
   - Acumen will buy 69,999,993 ordinary shares of PA at Baht 10.- apiece, equals to approximately 53.85% of its registered capital. Total investment is 699,999,930 Baht.
   - JSTC will buy 60,000,000 ordinary shares of PA at Baht 10.- apiece, equals to approximately 46.15% of its registered capital. Total investment is 600,000,000 Baht.

7. Payment Date :
   By cash within the 4th quarter of 2005.

8. The general characteristics of the transaction :
   - Transaction class : The two subsidiaries of JAS join to set up new company.
   - The volume of the transaction : 7.67%
   - The basis used to consider the volume : By comparing the investment fund with total asset of JAS.

   The transaction size does not fall under the criteria, procedures and disclosure concerning acquisition/disposal of listed company's assets according to the announcement of Stock Exchange of Thailand.

9. Sources of funds :
   Working capital of subsidiaries

10. The benefit expected to be received :
    To manage and administrate Jasmine International Tower.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 73/05

11 October 2005

Subject : Additional information on disposal of asset which JAS held in its subsidiary.
To : The President of the Stock Exchange of Thailand
Ref. : The letter Ref. ADMS 72/05 dated 10 October 2005

Please refer to the letter Ref. ADMS 72/05 dated 10 October 2005 that the board of directors' meeting of Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited ("**JAS**") passed the resolution to dispose all of the common shares held by JAS in Siam Teltech Computer Company Limited ("**STCC**"), a subsidiary in which JAS holds 96.07% of the available shares, to Jasmine Telecom Systems Public Company Limited ("**JTS**") (a subsidiary in which JAS holds 76.19% of the available shares) details as described in the mentioned letter.

JAS would like to inform an additional information on the selling price per share that the fair price valuation on STCC common shares for the Stock purchasing contract between JAS and JTS is calculated by the book value approach adjusted for STCC's financial transaction which affected the valuation since 30 June 2005 until the execution date of the purchasing. The calculation details is;

Financial statements for six month period end 30 June 2005 of STCC until the execution date of the purchasing.

	Unit : Million Baht
Issued and Paid up Capital	55.00
Unrealized loss on investment in available-for-sale securities	-6.92
Retained earnings	226.85
Total Shareholders' equity	274.93
** Adjusted item	-189.20
Total Shareholders' equity (adjusted)	85.73
No. of common shares (Shares)	550,000
Book value (Baht/share)	155.87

**** Adjusted item**
The board of director's resolution of STCC No. 5/2548 held on 22 August 2005 announced the interim dividend payment for the shareholder totally 189.20 Million Baht. Hence, for taking into account the dividend payment to the stock fair price valuation, the total shareholders' equity shall be deducted from 274.93 Million Baht by the amount of 189.20 Million Baht leaving the remaining amount of 85.73 Million Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 72/05

10 October 2005

Subject : JAS disposed shares held in its subsidiary.
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited ("**JAS**") would like to inform that the board of directors' meeting of the Plan Administrator No. 14/2005 held on 10 October 2005 passed the resolution to dispose all of the common shares held by JAS in Siam Teltech Computer Company Limited ("**STCC**") (a subsidiary in which JAS holds 96.07% of the available shares). Furthermore, the extra-ordinary general meeting of shareholder of Jasmine Telecom Systems Public Company Limited ("**JTS**") (a subsidiary in which JAS holds 76.19% of the available shares) No. 2/2005 held on 10 October 2005 passed the resolution to acquire the common shares of STCC from JAS. Details of this transaction are as follows:-

1. The date on which the transaction occurred:
   - The resolution of board of directors' meeting of the Plan Administrator No. 14/2005 held on 10 October 2005.
   - The resolution of the extra-ordinary general meeting of shareholder of JTS No. 2/2005 held on 10 October 2005.

2. The parties involved:

		Name	*Relationship with listed company*
Buyer	:	JTS	a subsidiary in which JAS holds 76.19% of the available shares.
Seller	:	JAS	Listed company

3. The general characteristics of the transaction:
   - Transaction class : The disposal of asset
   - Transaction volume : 1.24%
   - The basis used to consider the volume : Net Tangible Asset and Net Profit basis

The transaction size does not fall under the criteria, procedures and disclosure concerning acquisition/disposal of listed company's assets according to the announcement of the Stock Exchange of Thailand.

4. The details of assets disposed of:
   - Securities : The 528,365 common shares of STCC held by JAS. (Par value Bt. 100.- apiece)
   - The nature of its business : STCC provides computer system integration services, develops software and distributes computer products.
   - Registered capital : 55 million Baht.
   - Paid-up capital : 55 million Baht.
   - Selling price per share (unit) : 155.87 Baht
   - Proportion of securities holding <u>before</u> : 96.07%
   - Proportion of securities holding <u>after</u> : No direct holding but JAS will hold STCC through JTS at 73.19%

5. The total value of the consideration : 82,356,252.55 Baht.
6. The value of the assets disposed of : 82,356,252.55 Baht.
7. The basis used to determine the value of consideration : The latest book value price of STCC as at 30 June 2005 which reviewed by auditor and adjusted by financial statement impacted to book value of STCC occurring between 30 June 2005 to selling date. The mentioned price is fair value of STCC common shares appraised by book value method by the independent financial advisor company.
8. The reason for the disposal of the assets : To re-structure group's business for better efficiency in business management.
9. The proposed utilization of the proceeds received : To be working capital.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 69/05

3 October, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 September 2005, the holders of JAS-W2 can notify their intention to exercise during 16-29 September 2005 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

- No warrant holder exercises his right -

After this conversion, there are 5,035,417,950 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion at Baht 8,319,877,163.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 67/05

16 September, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 September 2005. The exercise date is on 15 September 2005. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,203,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 September 2005, date to notify the intention to exercise is 1-14 September 2005. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	11,888,469
	2	12,985,008
	3	18,965,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital 8,319,877,163.- Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

RECEIVED
2006 JAN 11 A 10: 4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADMS 66/05

September 7, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,417,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 16-29, 2005.
2. The Exercise Date is on September 30, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 64/05

August 18, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 1-14, 2005.
2. The Exercise Date is on September 15, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 62/05

August 11, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the second quarter of 2005, ending June 30, 2005. These financial statements have been

( ) approved by the Company's Executive Committee

( ) approved by the Company's Board of Directors

(✓) reviewed by the Company's Audit Committee at the meeting No. 3/2005 held on August 11, 2005.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 11/2005 held on August 11, 2005.

In addition, stated below is the report on the Company's operation results.

For the second quarter of 2005, the Company and its subsidiaries incurred net profit in total 10 million Baht, decreasing 11 million Baht or 52% comparing to the same period of the previous year. The reasons are as follows :-

1. The Company and its subsidiaries have total sales for 1,785 million Baht in this quarter, increasing 188 million Baht comparing to the same period of the previous year. The increased profits came partly from the Subcontractor for installation solar home cell to up country project and the Customer Care & Billing System project.
2. The Company and its subsidiaries incurred operating profit in total 401 million Baht which consisted of :-

2.1	Acumen Co., Ltd. and its subsidiaries	160	Million Baht
2.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	147	Million Baht
2.3	Jasmine Telecom Systems Public Company Limited	61	Million Baht
2.4	Others	33	Million Baht
	Total	401	Million Baht

3. The subsidiaries of the Company recorded 143 million Baht loss from exchange rate due to the depreciation of Baht against US dollar.
4. The Company and its subsidiaries recorded 248 million Baht sharing loss from associated company which mainly from TT&T Public Company Limited at the number of 244 million Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

	Reviewed (In thousands) Ending 30 June			
	Quarter 2		For 6 Months	
Year	2005	2004	2005	2004
Net profit (loss)	10,253	21,230	394,782	414,409
EPS (baht)	0.001	0.003	0.048	0.055

Type of report:
Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http :// www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 61/05
11 August 2005

Subject : Report on names of member of the Audit Committee
To : The President of the Stock Exchange of Thailand

The board of directors' meeting of Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") No. 11/2005 held on 11 August 2005 pass the resolution re-appointed the members of the Audit Committee for a further three-year term of service, effective from 6 September 2005 onwards with the following details:

1. Names of members of the Audit Committee are as follows:

Chairman of the Audit Committee	Dr.Vichit	Yamboonruang
Member of the Audit Committee	Dr.Varapol	Socatiyanurak
Member of the Audit Committee	Mrs.Bilaibhan	Sampatisiri
Secretary to the Audit Committee	Mrs.Uraiporn	Charoenchit

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the Company's board of directors as follows:
   1. To review the financial reports of the company to ensure that they are accurate correct, complete and reliable.
   2. To review the internal control systems of the Company to ensure that they are proper and efficient.
   3. To consider, select and propose the appointment of the Company's auditor(s).
   4. To review the Company to operate in compliance with the relevant regulations and laws.
   5. To review and against the occurrence of conflict of interest.
   6. To perform and act as assigned by the Company's board of directors.
   7. To prepare the Audit Committee's report and such report must be duly signed by the Chairman of the Audit Committee and disclosed in the Company's annual report.

The Audit Committee has 3 years term of the office. If an audit committee becomes vacant from his office for any reason other than at the expiry of his term, the board of directors shall, to fulfill the Audit Committee as stipulated, elect and appoint a person who is qualified to be an audit committee filling the vacancy. The audit committee who fills the vacancy shall retain his office only for remaining term of the office of the audit committee whom he replaces.

The Company hereby certifies that the aforementioned member meet all the qualifications prescribed by the Stock Exchange of Thailand.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________ Director Signature ____________ Director
(Mr.Somboon Patcharasopak) (Mrs.Pindao Rojanakul)

Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http :// www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 60/05

8 July 2005

Subject : Report on the utilization of funds from capital increase as at 30 June 2005
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to report on the utilization of funds from capital increase occurred from conversion of warrants offered to the existing shareholders (JAS-W, JAS-W2) and to directors and/or employees of the Company and its subsidiaries (ESOP) as follows:-

1. Amount received from conversion of warrants (JAS-W, JAS-W2 and ESOP) since January 2005 to June 2005 is 833,523.20 Baht.

2. The above mentioned money will be utilized as working capital of the Company.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited